Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2002 and 2001

BB&T Corporation 401(k) Savings Plan
Contents
December 31, 2002 and 2001

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants, Administrator and BB&T Corporation Retirement Plans Committee

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 19, 2003

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BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value
BB&T Common Stock
BB&T Common Stock Fund	$750,022,209	$709,444,698
BB&T Common Stock	12,873,489	13,382,984
Mutual funds	216,123,321	192,600,106
BB&T U.S. Treasury Money Market Fund	58,236,581	49,119,156
Participant loans	16,165,418	13,922,597

	1,053,421,018	978,469,541
Investments, at contract value
One-year bank investment contracts	45,296,955	41,553,225

Net assets available for benefits	$1,098,717,973	$1,020,022,766

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributable to
Investment income (loss)
Interest	$2,311,314	$2,679,752
Dividends	26,393,636	27,795,940
Net depreciation in fair value of investments	(27,835,605)	(42,682,825)

Total income (loss)	869,345	(12,207,133)

Contributions
Employer	36,402,296	29,813,935
Employee	50,897,925	41,164,966
Rollovers	7,443,069	2,905,083

Total contributions	94,743,290	73,883,984

Total additions	95,612,635	61,676,851

Deductions from net assets attributable to
Benefits paid to participants	89,151,900	76,351,532
Administrative expenses	1,672,515	2,239,218

Total deductions	90,824,415	78,590,750

Net increase (decrease) prior to transfers from other plans	4,788,220	(16,913,899)
Transfers from other plans (Note 3)	73,906,987	136,133,974

Net increase	78,695,207	119,220,075
Net assets available for benefits
Beginning of year	1,020,022,766	900,802,691

End of year	$1,098,717,973	$1,020,022,766

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

1.

Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982 and was restated most recently effective January 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility of Participation
The Plan covers all employees who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants may elect to contribute between 1 percent and 16 percent, in whole percentages, of their eligible earnings on a pre-tax basis subject to certain Internal Revenue Code limitations. Effective January 1, 2002, the maximum deferral percentage increased to 25 percent. During 2002 and 2001, the Corporation made matching contributions of 100 percent up to 6 percent of each participant’s contribution to the Plan.

Participants may make changes in their contribution percentage daily and can terminate withholdings at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date.

Payment of Benefits
Upon retirement, a participant may elect to have distributions paid from this account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant’s life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

Participant Accounts
Each participant’s separate account is credited with the participant’s contribution and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. As a result of transfers from other plans into the Plan during 2002 and 2001, approximately $7,000 and $313,000 of unallocated forfeitures were transferred into the Plan. During 2002 and 2001, the Plan used $199,058 and $249,683, respectively, of forfeitures to reduce employer matching contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting The Plan’s financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan which aggregated $10,490 and $35,505 in 2002 and 2001, respectively. Trustee fees are paid by the Plan and consist primarily of administrative services rendered by the Corporation’s Trust Division (see Note 8).

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions between fifteen mutual funds, the common stock fund, a money market fund and a bank investment contract, each offering different degrees of risk and return. The Plan’s investments in mutual funds, the money market fund, the BB&T common stock fund and BB&T common stock are stated at fair value. The fair value of mutual funds, the money market fund, the BB&T common stock fund and BB&T common stock was determined by closing prices at the end of the Plan year. The investment contracts of the Plan are stated at contract value which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investments in participant loans are stated at cost which approximates fair market value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, bank investment contracts and common stock investments.

Payment of Benefits Benefits are recorded when paid.

Party-in-Interest
The Plan invests in shares of mutual funds, bank investment contracts and common stock of the Corporation. The income of the Plan is derived from these investments. These transactions are party-in-interest transactions which are allowable under ERISA.

3.

Bank Investment Contracts
The Plan invests in fully benefit responsive bank investment contracts guaranteed by the Corporation. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest earned at the contract rate, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value, which approximates fair value, of the investment contracts at December 31, 2002 and 2001 was $45,296,955 and $41,553,225, respectively. The average yield and crediting interest rates were approximately 2.53 percent and 2.50 percent, respectively, in 2002, and 6.10 percent and 5.92 percent, respectively, in 2001. The crediting interest rate of the contracts is based upon the last U.S. Treasury bill auction prior to December 1st of the year prior to the contracts issuance. Contracts are issued annually.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

4.	Transfers from Other Plans

During 2002 and 2001, BB&T Corporation authorized the transfer of participants and assets from various acquired company plans into the Plan. Participant accounts, including investment balances and loans receivable, were transferred from the various plans at various dates during 2002 and 2001 as follows:

2002

Community First 401(k) Plan	$5,245,232
Kaplan-Walker Insurance Services 401(k) Retirement Plan	1,081,029
F&M National 401(k) Retirement Plan	47,623,946
Craigie Savings & Investment Defined Contribution Plan	3,054,642
Professional Benefits Management, Inc. Retirement Plan	405,013
Scott & Stringfellow Financial, Inc. Profit Sharing Plan	12,521,400
WESCO - W.E. Stanley & Company, Inc. Employees 401(k) Plan	3,811,107
Benefit Consultants of VA, Inc. 401(k) Plan	164,618

Total transfers during 2002	$73,906,987

2001

Kay & Company, Inc. Profit Sharing Plan	$336,427
Farmers & Merchants Bank 401(k) Profit Sharing Plan	1,570,241
Carson Insurance Agency, Inc. 401(k) Plan	189,813
401(k) Plan of One Valley Bancorp	55,881,235
Hardwick Holding Company 401(k) Retirement Plan	9,274,136
BB&T Corporation Frozen Retirement Plan for
Certain Acquired Companies	31,462,433
First Banking Company of Southeast Georgia
Profit Sharing Plan	9,107,762
Stephens & Company Insurance Services, Inc.
401(k) Plan and Trust	912,230
First Federal Employees' Savings & Profit Sharing
Plan and Trust	1,930,229
BankFirst 401(k) Profit Sharing Plan	10,485,027
FCNB Corporation 401(k) Retirement & Savings Plan	13,100,088
Wayne National Bank 401(k) Savings Plan	356,911
Fredricksburg Savings & Loan Association
Salary Savings Plan	1,527,442

Total transfers during 2001	$136,133,974

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

5.	Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2002 and 2001:

	2002	2001

BB&T Corporation Common Stock Fund	$750,022,209	$709,444,698
BB&T Large Company Value Fund	71,524,981	77,864,821
BB&T U.S. Treasury Money Market Fund	58,236,581	49,119,156

The fair market value of the BB&T Corporation Common Stock Fund of $750,022,209 and $709,444,698 at December 31, 2002 and 2001, respectively, is allocated to participants’ accounts on a unitized basis.

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2002	2001

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(53,718,249)	$(19,859,963)
BB&T Corporation common stock	25,882,644	(22,822,862)

	$(27,835,605)	$(42,682,825)

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated September 6, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan applied for an updated determination letter during 2002; no response from the IRS has been received.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

8.	Party-In-Interest Transactions

The Plan received cash dividends of $22,043,819 and $19,167,385 on its investment in BB&T Corporation common stock during 2002 and 2001, respectively.

Included in Plan assets are mutual funds sponsored by the Bank approximating $216,123,000 and $192,600,000 at December 31, 2002 and 2001, respectively, and bank investment contracts issued by the Corporation.

The cost of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2002 and 2001 were $1,680,017 and $2,047,441, respectively (see Note 2).

9.	Plan Amendments

Effective January 1, 2002, the Plan was amended to incorporate plan design changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

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BB&T Corporation 401(k) Savings Plan
Schedule H - line 4
Schedule of Assets (Held At End of Year)
December 31, 2002

		Number
		of		Current
Identity of Issuer	Description of Investments	Shares/Units	Cost	Value

Participant-directed:
BB&T*	U.S. Treasury Money Market Fund	58,235,606	**	58,236,581
BB&T*	Short-term U.S. Government Income Fund	236,770	**	2,381,909
BB&T*	Intermediate U.S. Government Bond Fund	3,894,086	**	41,433,070
BB&T*	Intermediate Coporate Bond Fund	83,791	**	873,108
BB&T*	Capital Manager Conservative Fund	78,281	**	659,905
BB&T*	Capital Manager Moderate Fund	114,014	**	872,209
BB&T*	Capital Manager Growth Fund	31,052	**	220,469
BB&T*	Capital Manager Aggressive Fund	45,011	**	342,981
BB&T*	Mid Cap Value Fund	124,132	**	1,406,412
BB&T*	Mid Cap Growth Fund	92,299	**	1,156,672
BB&T*	Large Company Value Fund	5,104,521	**	71,524,981
BB&T*	Common Stock Fund	593,337,200	**	750,022,209
BB&T*	Common Stock	347,966	**	12,873,489
BB&T*	One-Year Bank Investment Contracts	45,296,955	**	45,296,955
BB&T*	Balanced Fund	2,650,341	**	27,003,825
BB&T*	Large Company Growth Fund	3,822,519	**	25,924,490
BB&T*	International Equity Fund	1,389,909	**	9,136,995
BB&T*	Small Company Growth Fund	2,268,133	**	21,819,443
BB&T*	Equity Index Fund	1,826,272	**	11,366,852
	Participant loans (5.75% to 10.5% due thru
	December 2006)	--	**	16,165,418

				$1,098,717,973

                       * Party-in-interest
                     ** Cost is omitted because the investment is participant-directed.

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